SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20509


                                      FORM

                                     N-8B-2

                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS

                                        *
                     WHICH ARE CURRENTLY ISSUING SECURITIES

                        PURSUANT TO SECTION 8 (B) OF THE

                         INVESTMENT COMPANY ACT OF 1940



                       CONSECO VARIABLE INSURANCE COMPANY
                               SEPARATE ACCOUNT L
                       ----------------------------------
                          11825 N. Pennsylvania Street
                              Carmel, Indiana 46032
                         (NAME OF UNIT INVESTMENT TRUST)

    *Registrant is not currently issuing securities but proposes to do so as soon as practicable after the effective date of its Registration Statement on Form S-6 which is being filed concurrently with this Registration Statement.

          I. ORGANIZATION AND GENERAL INFORMATION

(1) (a) Furnish the name of the trust and the Internal Revenue Service Employer Identification Number.

     Conseco Variable Insurance Separate Account L ("Separate Account") IRS Employer Identification Number: N/A

     (b) Furnish title of each class or series of securities issued by the trust.

     Flexible Premium Variable Universal Life Insurance Policies ("Policy" or "Policies")

(2) Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

     Conseco Variable Insurance Company ("Company")
     11825 N. Pennsylvania Avenue
     Carmel, Indiana 46032-4572

     IRS Employer Identification Number:  75-0300900

(3) Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee in acting.

     Not Applicable

(4) Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

     The Policy is not currently being distributed. When such distribution commences, Conseco Equity Sales, Inc. will be the "Principal Underwriter."


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     Conseco Equity Sales, Inc.
     11825 N. Pennsylvania Avenue
     Carmel, Indiana 46032-4572

     IRS Employer Identification Number:  75-1301573


(5) Furnish name of state or sovereign power, the laws of which govern with respect to the organization of the trust.

     Texas

(6) (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

     The Separate Account was established pursuant to a resolution of the Board of Directors of the Company on February 22, 2000. The Separate Account will continue in existence until its complete liquidation and the distribution of its assets to the persons entitled to receive them.

     (b) Furnish the dates of execution and termination of any of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

     See response to Item 6 (a), above.

(7) Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has been changed, so state.

     The Separate Account has never been known by any other name.

(8)  State the date on which the fiscal year of the trust ends.

     The fiscal year of the Separate Account ends on December 31.

(9) MATERIAL LITIGATION. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, altogether immaterial itself, is representative of, or one of, a group which the aggregate is material.

     There are no material legal proceedings to which the Separate Account or the Principal Underwriter is a party. The Company is routinely engaged in various kinds of litigation incidental to the business of insurance, which in its judgment are not of material importance in relation to the total capital and surplus of the Company or the Separate Account.

       II. GENERAL DESCRIPTION OF THE TRUST
           AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS

(10) Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

     (a)Whether the securities are of the registered or bearer type.

     The Policy issued is of the registered type insofar as the Policy is personal to the Owner and the records concerning the Owner are maintained by the Company.

     (b)Whether the securities are of the cumulative or distributive type.


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The Policies are of the cumulative type.

(c)The rights of the security holders with respect to withdrawal or redemption.

TOTAL SURRENDERS

A total surrender occurs when there is a full surrender of the policy's cash surrender value.

       o The surrender charge and the pro-rata surrender charge compensate us for the costs associated with the sale, underwriting, and issue of the policy.
       o The surrender charge is the actual first-year premium paid up to the surrender charge premium, multiplied by the percentage found in the surrender charge schedule. The surrender charge premium is a multiple of the Target Premium for the base policy. The surrender charge schedule is a 10-year schedule from the date of issue of the segment of insurance, with the percentage varying by month. The percentages in the surrender charge schedule may vary by issue age.
       o The surrender charge is based on the specified amount and will never be greater than the maximum surrender charge shown on your schedule pages. The maximum surrender charge varies by the specified amount, issue age, and risk class.
       o  We guarantee that the surrender charge rates will not increase.
       o There is no surrender charge on the initial specified amount after 10 policy years.
       o Each increase of our policy's specified amount will carry its own 10-year schedule of surrender charges.

FREE PARTIAL WITHDRAWALS

The policy has a free partial withdrawal provision. This feature allows you to withdraw a portion of the accumulation value without a surrender charge after the first policy year.

       o For Death Benefit Option A, the free partial surrender percentage is equal to 10% of the accumulation value less prior withdrawals made in the policy year, with a minimum withdrawal of $500, each policy year beginning at the end of the first year.
       o Any surrender charge that is not assessed still remains, and the remaining charge is based on the remaining specified amount.
       o  The free amount applies to Death Benefit Option A only.
       o The free amount does not apply to Options B and C as the face amount is not reduced for these options.
       o The free amount is 10% of the accumulation value each year after the first year.
       o  You may take the free amount in more than one withdrawal.
       o The remaining free amount at any time is 10% of the accumulation value less the amount of free withdrawals taken to date in that policy year.
       o You cannot carry over the free amount if you do not use it in any given year.
       o The remaining surrender charge is not reduced by a free partial withdrawal.

WITHDRAWAL IN EXCESS OF THE FREE PARTIAL WITHDRAWAL

A Withdrawal in excess of the free partial withdrawal occurs when a partial withdrawal is taken in excess of the free partial surrender percentage.

       o If you withdraw money in excess of the free partial surrender percentage, we will assess a surrender charge. This charge depends on your initial specified amount, the premiums paid, the year of surrender, issue age, sex, rate class, and specified amount band.
       o  If a partial surrender of cash surrender value is taken in excess of the free partial withdrawal amount that causes a decrease in the specified amount, a surrender charge is assessed. The surrender charge assessed is a pro-rata portion of the surrender charge based on the specified amount reduction. The pro-rata surrender charge is calculated the same way as for a requested decrease.

(d)The rights of the security holders with respect to conversion, transfer, partial redemption, and similar matters.


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TRANSFERS
---------

After making your original investment choices, you can transfer money to or from the fixed account and to or from any investment portfolio. Transfer requests must be in writing, or via telephone or the internet if we have appropriate authorization. Here are the rules for transferring money among the accounts:

TRANSFERS FROM ANY INVESTMENT PORTFOLIO INTO THE FIXED ACCOUNT OR AMONG THE INVESTMENT PORTFOLIOS

       o  Currently there are no limits imposed on the number of transfers.
       o You can make up to 12 transfers each policy year without paying a transfer fee.
       o  You may be required to pay a $25 transfer fee for every transfer after the twelfth. Currently there is no transfer charge for all transfers.
       o  The minimum transfer amount is $100 or the entire remaining balance of an investment portfolio. The $100 minimum does not apply if transfers are made pursuant to Dollar Cost Averaging, Asset Rebalancing, or at the end of a Free Look period.

TRANSFERS FROM THE FIXED ACCOUNT INTO THE INVESTMENT PORTFOLIOS

       o  You can make only one such transfer each policy year.
       o  Fees for transfer are discussed above.
       o The maximum amount you can transfer is the maximum of $500 or 25% of the fixed account value.
       o There may be additional limits on transfers out of the fixed accounts imposed by special service agreements on some deposits.

YOUR RIGHTS TO MAKE TRANSFERS

       o Your right to make transfers is subject to modification if we determine, in our sole opinion that the exercise of the right by one or more owners is, or would be, to the disadvantage of other owners. In any such case, restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right, which is considered by us to be to the disadvantage of the owners.
       o A modification could be applied to transfers to, or from, one or more of the investment portfolios and could include, but is not limited to
          (1) the requirement of a minimum time period between each transfer,
          (2) not accepting a transfer request from an agent under a power of attorney on behalf of more than one owner, or (3) limiting the dollar amount that may be transferred among investment portfolios at any one time.
       o We reserve the right, at any time, and without written notice to any party, to terminate, suspend or modify the transfer privilege.

(e)If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with the respect to reinstatement.

GRACE PERIOD
------------

Your Conseco Variable Universal Life Policy includes a feature known as the Grace Period. Your policy will stay in force as long as the accumulated value is sufficient to pay the monthly deductions. We will mail you a notice if the cash surrender value is not enough to pay the deductions. This notice will specify the premium required to keep the policy in force. You will have 61 days from the time the notice is mailed to you to send to us the required payment. This is called the Grace Period.

If you do not send in the required payment your policy will lapse. You may be able to reinstate the policy within 5 years of the after the end of the grace period if the insureds are still alive. The reinstate privilege is subject to our underwriting rules.


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NO-LAPSE GUARANTEE
------------------

Your Conseco Variable Universal Life Policy includes a feature known as the no-lapse guarantee. This feature relates to the Grace Period.

You will be told what the no-lapse guarantee premium is for your policy. On each monthly anniversary, during the first five years you own the policy, we will test to make sure that the total premiums paid less loans and loan interest, is greater than the cumulative, no-lapse guarantee premium requirement. If the test is satisfied, your policy will not lapse, even if the Cash Surrender Value is less than the monthly policy deductions.

The purpose of the no-lapse guarantee feature is to protect you from the cash surrender value of your policy during the early years being insufficient to pay the monthly policy deductions.

If your policy lapses and you reinstate it within the first five policy years, you will be able to reinstate this provision.

(f)The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than the security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

The underlying securities of the Separate Account are shares of mutual funds issued by: Berger Institutional Products Trust, Conseco Series Trust, The Alger American Fund, American Century Variable Portfolios, Inc., The Dreyfus Socially Responsible Growth Fund, Inc., Dreyfus Stock Index Fund, Dreyfus Variable Investment Fund, Federated Insurance Series, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lazard Retirement Series, Inc., Lord Abbott Series Trust, Mitchell Hutchins Series Trust, Neuberger Berman Advisers Management Trust, Rydex Variable Trust, Seligman Portfolios, Strong Opportunity Fund II, Inc., Strong Variable Insurance Funds, Inc. and Van Eck Worldwide Insurance Trust, together, the Funds.

The Company will vote the shares held in the Separate Account in accordance with instructions received from persons having a voting interest in the Separate Account. The Company will vote shares for which it has not received instructions in the same proportion as it votes shares for which it has received instructions. The Company will vote shares it owns in the same proportion as it votes shares for which it has received instructions.

(g)Whether security holders must be given notice of any change in:

     (1) the composition of the assets of the trust;

     Notice must be given of any such proposed change.

     (2) the terms and conditions of the securities issued by the trust;

     Notice must be given of any such proposed change.

     (3) the provisions of any indenture or agreement of the trust;

     Notice must be given of any such proposed change.

     (4) the identity of the depositor, trustee or custodian;

There is no provision requiring notice to or consent of Owners with respect to any change in the identity of the Separate Account's depositor. The Company's obligations under the Policy, however, cannot be transferred to any other entity without notice to the Owner.

(h)Whether the consent of the security holders is required in order for action to be taken concerning any change in:

     (1) the composition of the assets of the trust;

     Consent of owners is not required when substituting the underlying securities of the Separate Account. However, to substitute such securities, approval of the Securities and Exchange


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     Commission is required in compliance with Section 26(b) of the Investment
     Company Act of 1940. The Company may, however, add additional Sub-Accounts without the consent of Owners. Except as required by federal or state law or regulation, no action will be taken by the Company which will adversely affect the rights of Owners without their consent.

     (2) the terms and conditions of the securities Issued by the trust;

     No change in the terms and conditions of the Policy can be made without the consent of the owners except as required by federal or state law or regulation.

     (3) the provisions of any indenture or agreement of the trust;

     Not Applicable

     (4) the identity of the depositor, trustee, or custodian;

     There is no provision regarding notice to or consent of Owners with respect to any change in the identity in the Separate Account's depositor. The Company's obligations under the Policy, however, cannot be transferred to any other entity without compliance with state insurance law, which may under some circumstances, require the owner's consent.

     (i)Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions
     (a) to (g) or by any other item in this form.

     In return for the payment of premiums, the Policy provides insurance coverage on the life of the insured. The Policy provides for the right to borrow from the Company using the Policy's cash Value as collateral.

     INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

(11) Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.

     The securities held in the Separate Account will be shares of the Mutual Funds available. All Mutual Funds are open-end, management investment companies of the series type.

(12) If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company,

     (a) Name of other investment companies. Berger Institutional Products Trust, Conseco Series Trust, The Alger American Fund, American Century Variable Portfolios, Inc., The Dreyfus Socially Responsible Growth Fund, Inc., Dreyfus Stock Index Fund, Dreyfus Variable Investment Fund, Federated Insurance Series, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lazard Retirement Series, Inc., Lord Abbott Series Trust, Mitchell Hutchins Series Trust, Neuberger Berman Advisers Management Trust, Rydex Variable Trust, Seligman Portfolios, Strong Opportunity Fund II, Inc., Strong Variable Insurance Funds, Inc. and Van Eck Worldwide Insurance Trust, together, the Funds Investors Mark Series Fund, Inc., Berger Institution Products Trust, Conseco Series Trust, The Alger American Fund, American Century Variable Portfolios, Inc., The Dreyfus Socially Responsible Growth Fund, Inc., Dreyfus Stock Index Fund, Dreyfus Variable Investment Fund, Federated Insurance Series, INVESCO Variable Investment Funds, Inc., Lazard Retirement Series, Inc., Neuberger Berman Advisers Management Trust, Strong Opportunity Fund II, Inc., Strong Variable Insurance Funds, Inc. and Van Eck Worldwide Insurance Trust,

     (b) Name and principal business address of depositor;

     Not Applicable.

     (c) Name and principal business address of trustee or custodian;

     UMB Bank, N.A. and Investors Fiduciary Trust Company are the custodians for Investors Mark Series Fund, Inc. Their addresses are: 928 Grand Avenue, Kansas City, MO 64141 and 127 West 10th Street, Kansas City, MO 64105, respectively.


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     Investors Fiduciary Trust Company, 801 Pennsylvania, Kansas City, MO 64105
     is the custodian for Berger Institutional Products Trust.

     Bank of New York, 90 Washington Street, 22nd Floor, New York, NY 10826 is the custodian for Conseco Series Trust. Custodial Trust Co., 101 Carnegie Center, Princeton, NJ 08540 Is the custodian for the Alger American Fund.

     Chase Manhattan Bank, 770 Broadway, 10th Floor, New York, NY 10003-9598 and Commerce Bank, N.A., 1000 Walnut, Kansas City, MO 64105 are the custodians for the American Century Variable Portfolios, Inc.

     Mellon Bank, N.A., One Mellon Bank Center, Pittsburgh, PA 15258 is the custodian for The Dreyfus Socially Responsible Growth Fund, Inc. and the Disciplined Stock Portfolio of Dreyfus Variable Investment Fund.

     Boston Safe Deposit and Trust Company, One Boston Place, Boston, MA 02108 is the custodian for the Dreyfus Stock Index Fund.

     The Bank of New York, 90 Washington Street, New York, NY 10286 Is the custodian for the International Value Portfolio of Dreyfus Variable Investment Fund.

     State Street Bank and Trust Company, P.O. Box 8600, Boston, MA 02266-8600 is the custodian for Federated Insurance Series.

     State Street Bank and Trust Company, P.O. Box 1713, Boston, MA 02121 is the custodian for INVESCO Variable Investment Funds, Inc.

     State Street Bank and Trust Company, 225 Franklin Street, Boston, MA 02110 is the custodian for Lazard Retirement Series, Inc.

     State Street Bank and Trust Company, P.O. Box 197B, Boston, MA 02105 is the custodian for Neuberger Berman Advisers Management Trust.

     Firstar Bank, 777 East Wisconsin Ave., Milwaukee, WI 53202 Is the custodian for Strong Opportunity Fund II, Inc.

     Firstar Bank, 777 East Wisconsin Ave., Milwaukee, WI 53202 is the custodian for Strong Variable Insurance Funds, Inc.

     The Chase Manhattan Bank, Chose Metrotech Center, Brooklyn, NY 11245 is the custodian for Van Eck Worldwide Insurance Trust.

     (d) Name and principal business address of principal underwriter;

     Jones & Babson, Inc. acts as the principal underwriter for Investors Mark Series Fund, Inc.

     Berger Distributors, Inc., 210 University Boulevard, Suite 900, Denver, CO 80206 acts as the principal underwriter for Berger Institutional Products Trust.

     Conseco Equity Sales, Inc., 11825 N. Pennsylvania Street, Carmel, Indiana 46032 in the principal underwriter for Conseco Series Trust.

     Fred Alger & Company, Incorporated, 30 Montgomery Street, Jersey City, NJ 07302 acts an the principal underwriter for The Alger American Fund.

     FDI, 60 State Street, Suite 1300, Boston, MA 02109 acts as the principal underwriter for American Century Variable Portfolios, Inc.

     Premier Mutual Fund Services, Inc., 60 State Street, Boston, MA 02109 acts as the principal underwriter for The Dreyfus Socially Responsible Growth Fund, Inc.

     Premier Mutual Fund Services, Inc., 60 State Street, Boston, MA 02109 acts as the principal underwriter for Dreyfus Stock Index Fund.

     Premier Mutual Fund Services, Inc., 60 State Street, Boston, MA 02109 acts as the principal underwriter for Dreyfus Variable Investment Fund.

     Federated Securities Corp., Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, PA 15222-3779 acts as the principal underwriter for Federated Insurance Series.

     INVESCO Distributors, Inc. 7800 East Union Avenue, Denver, CO 80237 acts as the principal underwriter for INVESCO Variable Investment Funds, Inc.

     Lazard Freres & Co. LLC, 30 Rockefeller Plaza, New York, NY 10112 acts as the principal underwriter for Lazard Retirement Series, Inc.

     Neuberger Berman Management, Inc., 605 Third Avenue, 2nd Floor, New York, NY 10158-0180 acts as the principal underwriter for Neuberger Berman Advisers Management Trust.

     Strong Funds Distributors, Inc., P.O. Box 2936, Milwaukee, WI 53201 acts as the principal underwriter for Strong Opportunity Fund II, Inc.

     Strong Funds Distributors, Inc., P.O. Box 2936, Milwaukee, WI 53201 acts as the principal underwriter for Strong Variable Insurance Funds, Inc.

     Van Eck Securities Corporation, 99 Park Avenue, New York, NY 10016 acts as the principal underwriter for Van Eck Worldwide Insurance Trust.

     (e) The period during which the securities of such company have been the underlying securities.

     No underlying securities have yet been acquired by the Separate Account.

    INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

(13) (a) Furnish the following information with respect to each load, fee, expense or charge to which: (1) principal payments; (2) underlying securities; (3) distributions; (4) cumulated or reinvested distributions or income; and (5) redeemed or liquidated assets of the trust's securities are subject; (A) the nature of such load, fee, expense, or charge; (B) the amount thereof; (C) the name of the person to whom such amounts are paid and his relationship to the trust; (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

     13(a)(1) Principal Payments

     PREMIUM CHARGE. For the first ten years, the Company deducts a charge equal, on an annual basis, to 6.0% of all Premiums. For the eleventh year and after, the charge is 4.0% of all Premiums. This compensates the Company for costs incurred in selling the Policy and in issuing it, such as commissions, premium tax, deferred acquisition costs and administrative costs.

     MONTHLY RIDER CHARGE. The Company charges separately for any riders attached to the Policy. The cost of riders for a Policy Month are deducted as part of the Monthly Deduction on each Monthly Anniversary Day.

     RISK CHARGE. The Company assesses a Risk Charge that is deducted as part of the Monthly Deduction. The Risk Charge is as follows: for the first ten years, the Company deducts a charge equal to one-twelfth of .75% per month of the Accumulation Value in the Separate Account. For the eleventh year through the twentieth year, the charge is equal to one-twelfth of .25% per month. For the twenty-first year and thereafter the charge is either one-twelfth of .25% per month. This compensates the Company for some of the mortality risks and administrative costs under the Policy.

     COST OF INSURANCE CHARGE. Each month the Company deducts a charge for the cost of insurance which provides the Death Benefit for the following month.


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     POLICY CHARGE. Every month on the anniversary of the Policy Date, the
     Company deducts $25 for Policy Year 1 and currently $5 for Policy Years 2 and later. Under some circumstances, this charge is waived. This compensates the Company for some of the administrative costs incurred.

     The policy is available for purchase by individuals, corporations and other groups. Conseco Variable Insurance Company (CVIC) may reduce or eliminate certain charges (premium charge, surrender charge, monthly policy charge, monthly cost of insurance, or other charges), where the size or nature of the group results in savings in sales, underwriting, administrative or other costs, to CVIC. These charges may be reduced in certain group, sponsored arrangements or special exchange programs made available by CVIC, (including employees of CVIC and their families).

     13(a)(2) Underlying Securities

     The Funds are charged management fees by their respective investment adviser and incur operating expenses.

     13(a)(3) Distributions

     Not Applicable.

     13(a)(4) Cumulated or reinvested distributions or income.

     All investment income and other distributions are reinvested in Fund shares at net asset value.

     13(a)(5) Redeemed or liquidated assets.

     SURRENDER CHARGE.

A total surrender occurs when there is a full surrender of the policy's cash surrender value.

       o The surrender charge and the pro-rata surrender charge compensate us for the costs associated with the sale, underwriting, and issue of the policy.
       o The surrender charge is the actual first-year premium paid up to the surrender charge premium, multiplied by the percentage found in the surrender charge schedule. The surrender charge premium is shown in your policy. The surrender charge schedule is a 10-year schedule from the date of issue of the segment of insurance, with the percentage varying by month. The percentages in the surrender charge schedule may vary by issue age.
       o The surrender charge is based on the specified amount and will never be greater than the maximum surrender charge shown on your schedule pages. The maximum surrender charge varies by the specified amount, issue age, and risk class.
       o We guarantee that the surrender charge rates will not increase.
       o There is no surrender charge on the initial specified amount after 10 policy years.
       o Each increase of your policy's specified amount will carry its own 10-year schedule of surrender charges.

WITHDRAWAL IN EXCESS OF THE FREE PARTIAL WITHDRAWAL

A Withdrawal in excess of the free partial withdrawal occurs when a partial withdrawal is taken in excess of the free partial surrender percentage.

       o If you withdraw money in excess of the free partial surrender percentage, we will assess a surrender charge. This charge depends on your initial specified amount, the premiums paid, the year of surrender, issue age, sex, rate class, and specified amount band.
       o If a partial surrender of cash surrender value is taken in excess of the free partial withdrawal amount that causes a decrease in the specified amount, a surrender charge is assessed. The surrender charge assessed is a pro-rata portion of the surrender


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         charge based on the specified amount reduction. The pro-rata surrender charge is calculated the same way as for a requested decrease.

     13(b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

     Not Applicable

     13(c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load, and identify each class of individuals or transactions to which such plans apply.

     The sales load is assessed as a percentage of premiums paid and as a surrender charge. The sales load is 2.5% of premiums paid during the first ten policy years and 0.5% of premiums paid thereafter. The portion of the surrender charge that does not recover issue and underwriting expenses is assessed as a sales load but only if the policy is surrendered during the first ten policy years. The surrender charge varies by issue age, sex, rate class, policy duration and specified amount.

     The policy is available for purchase by individuals, corporations and other groups. Conseco Variable Insurance Company (CVIC) may reduce or eliminate certain charges (premium charge, surrender charge, monthly policy charge, monthly cost of insurance, or other charges), where the size or nature of the group results in savings in sales, underwriting, administrative or other costs, to CVIC. These charges may be reduced in certain group, sponsored arrangements or special exchange programs made available by CVIC, (including employees of CVIC and their families).

     13(d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

     Not Applicable.

     13(e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

     None.

     13(f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

     None.

     13(g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

     Not Applicable

       INFORMATION CONCERNING THE OPERATIONS OF THE TRUST.

(14) Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any Indenture or agreement pertaining thereto.

     A person desiring to purchase a Policy must complete an application on a form provided by the Company. The Company will underwrite the Policy before it is issued. If the applicant meets the underwriting standards of the Company, the Policy will be issued.

(15) Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     WHAT WE WILL DO WITH YOUR MONEY
     -------------------------------

     When you buy a new policy

   o We will temporarily invest money in our General Account within 2 days of receiving it.
   o Money will remain in the General Account through the underwriting process.
   o Money may be returned to you, unless you give us permission to hold it, if information we request to complete the underwriting process has not been received within 5 business days.

     ON THE POLICY DATE

   o The amount of the initial premium, less policy expenses plus interest, is credited to the policy's accumulation value.

     Between the policy date and the end of the free look period

   o The location of your money depends on the free look provision in your state.
   o If the free look provision permits the refund of your accumulation value, the money is invested on the policy date in the investment portfolios you select.
   o If the free look provision requires a refund of your premium, then the money that you allocate to the fixed account is invested in the fixed account on the policy date. The money that you allocate to the investment portfolios is invested in the Conseco Money Market account on the policy date. At the end of the free look period plus five days (to allow for policy delivery), the money is invested in the investment portfolios that you select.

     FOR CANCELLATIONS DURING THE FREE LOOK PERIOD

   o If the policy is cancelled within 10 days (a longer time period may apply in some states) after receiving it, we will return the amount of money required by your state. Please check your policy for the amount that will be refunded.
   o A surrender charge will not be assessed if the policy is cancelled during the free look period.

     AFTER THE FREE LOOK PERIOD HAS EXPIRED

   o We will allocate any premium you pay as you direct as of the business day it is received.
   o The initial premium and each subsequent premium cannot be invested in more than 20 different portfolios with a minimum of 5% allocated to each choice.
   o You can have your money invested in as many investment portfolios as you desire.
   o We will allocate future premium payments in the same way as your first premium payment, unless you direct us otherwise.
   o AND REMEMBER, you can always change your future allocations.


     IF WE DECIDE NOT TO INSURE YOU

   o We will return your premium without interest, regardless of how long we hold it.

(16) Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     The Company applies premiums to the purchase of Investment Option shares at their net asset value. Redemption of Investment Option shares may be made by the Company to permit the payment of benefits or amounts in connection with requests for surrender or for other purposes contemplated by the Policy.

(17) (a) Describe the procedure with respect to withdrawal or redemption by security holders.

     Any surrender or withdrawal by an owner may be made by sending us written notice. Also, if prior authorization was given, telephone and internet requests will also be accepted. See also Item 10.

     (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

     The Company is required to honor surrender requests as described in Items 10(c) and 17(a). With respect to the Separate Account's, underlying securities, the Investment Options are required to redeem their shares at net asset value and to make payment therefore within seven business days.

     (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

     A policy is cancelled when there is a total withdrawal.

     If your policy lapses and you reinstate it within the first five policy years, you will be able to reinstate this provision.

(18) (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

     All income and other distributable funds of the Separate Account are reinvested in Investment Option shares and are added to the assets of the Separate Account.

     (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

     Same response as item 18(a), above.

     (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

     Not Applicable

     (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

     No distributions have been made because this is a newly established separate account.

(19) Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

     The Company provides confirmations for the following transactions all premiums received, any transfers between Investment Options, loan transactions, any surrenders, exercise of the free-look privilege and payment of the death benefit under the Policy. The Company also provides each Policy owner with an annual statement that will show the current amount of death benefit payable under the Policy, the current

     Accumulation Value, the current Cash Surrender Value, current Loans and will show all transactions previously confirmed. The statement will also show all premiums paid and all charges deducted during the policy year.

     The Company has hired Genelco, Incorporated, a Missouri corporation, to perform certain administrative services regarding the Policies.

(20) State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

     (a) Amendments to such indenture or agreement;

     Not Applicable

     (b) The extension or termination of such Indenture or agreement;

     Not Applicable

     (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions;

     Not Applicable

     (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed;

     The Separate Account has no trustees.

     (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions;

     There are no provisions relating to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions.

     (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

     There are no provisions relating to the appointment of a successor depositor or the procedure if a successor depositor is not appointed.

(21) (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

     Policy owners may borrow from the Company using the Policy as the sole security.

     (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

  The following items should be covered.

       (1) the name of each person who makes such agreements or arrangements with security holders;

       The Company will make a loan to an Owner with the Policy as the sole security.

       (2) the rate of interest payable on such loans;

       The Company will charge an interest rate depending upon the classification of the loan, but the rate will never be greater than 6.5%.

       (3) the period for which loans may be made;

       Loans can be made while the Policy is in force.

       (4) costs or charges for default In repayment at maturity;

       Not Applicable

       (5) other material provisions of the agreements or arrangements;

            A policy loan will result in accumulation units being transferred from the Investment Options to the Loan Account. The Company will pay interest on the Loan Account at an annual rate not less than 4.0%. An outstanding loan reduces the amount of death benefits and Policy values.

     (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

     Not Applicable because no policies have been issued.

(22) State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

     There are no such provisions or agreements.

(23) Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

     The Company maintains a Fidelity Bond in the amount of $22 million per occurrence limit and Fidelity Bond in the amount of $60 million per aggregate.

(24) State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

     The Owner may assign the Policy. The owner may change owners during the lifetime of the Insured while the Policy is in force.

          ORGANIZATION, PERSONNEL, AND AFFILIATED PERSONS OF DEPOSITOR

ORGANIZATION AND OPERATIONS OF DEPOSITOR

(25) State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

     The Company was originally incorporated in Texas in 1937 as a stock life insurance company.

(26) (a)Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

     Not Applicable

     (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

     See Item 13 (a), above.

(27) Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if a any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

     The Company is principally engaged in the life insurance business in 49 states and the District of Columbia. It acts as the depositor of:
     Conseco Variable Annuity Account C, Conseco Variable Annuity. Account E, Conseco Variable Annuity Account F, Conseco Variable Annuity Account G, Conseco Variable Annuity Account H, Conseco Variable Annuity Account I, Conseco Fund Group, BMA Variable Life Account A, and Rydex Advisor Variable Annuity Account.

OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

(28) (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote five percent or more of the outstanding voting securities of the depositor.

     See Item 29, below.

     (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

     The directors and executive officers of the Company are listed below:

Name and Principal       Positions and Offices with Depositor and
Business Address*        Business Experience for the Past Five Years
------------------       -------------------------------------------
John H. Howard           Director of Conseco Variable

Ngaire E. Cuneo          Director of Conseco Variable. Since 1992, Executive
                         Vice President, Corporate Development of Conseco, Inc.

Thomas J. Kilian         Director and President of Conseco Variable. Since
                         2000, President of Conseco, Inc., Executive Vice
                         President, Chief Operations Officer of Conseco, Inc., and from 1989 through 1998 Senior Vice President of various subsidiaries of Conseco, Inc.

David H. Herzog          Executive Vice President, General Counsel, and
                         Secretary of Conseco Variable and Conseco, Inc. since
                         September 2000. From 1980 until September, associate and partner with Baker and Daniels law firm.

James S. Adams           Senior Vice President, Chief Accounting Officer, and
                         Treasurer of Conseco Variable. Since 1997, Senior
                         Vice President, Chief Accounting Officer, and Treasurer of Conseco, Inc. Since 1989, Senior Vice President of
                         Various subsidiaries of Conseco, Inc.

  * Principal Business Address is 11825 N. Pennsylvania Street, Carmel, Indiana 46032.

     COMPANIES OWNING SECURITIES OF DEPOSITOR

(29) Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote five percent or more of the outstanding voting securities of the depositor.

     The Company is an indirectly wholly owned subsidiary of Conseco, Inc., 11825 N. Pennsylvania Street, Carmel, Indiana 46032. Conseco, Inc. Is a NYSE listed public company.

     CONTROLLING PERSONS

(30) Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

     None

      COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR:

     COMPENSATION OF OFFICERS OF DEPOSITOR.

(31) Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

    (a) Directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration.

     Not Applicable. As of the date hereof, the Separate Account has not yet commenced operations.

     (b) Directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries.

     Not Applicable. As of the date hereof, the Separate Account has not yet commenced operations.

     (c) Indirectly or through subsidiaries to each of the officers or partners of the depositor.

     Not Applicable. As of the date hereof, the Separate Account has not yet commenced operations.

     COMPENSATION OF DIRECTORS


(32) Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a) The aggregate direct remuneration to directors;

     Not Applicable. See Item 31.

     (b) Indirectly through subsidiaries to directors.

     Not Applicable. See Item 31.

     COMPENSATION TO EMPLOYEES

(33) (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

     Not Applicable. See Item 31.

     (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those person covered by Item 33(a)): (1) sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) salesmen, sales agents, canvassers and other persons making solicitations but not in a supervisory capacity; (3) administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

     Not Applicable. See Item 31.

     COMPENSATION TO OTHER PERSONS

(34) Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32, and 31), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries:

     Not Applicable. See Item 31.

          IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

  DISTRIBUTION OF SECURITIES

(35) Furnish the names of the States in which sales of the trust's securities:
     (a) are currently being made, (b) are presently proposed to be, made, and
     (c) have been discontinued, indicating by appropriate letter the status with respect to each State.

     No policies have been sold. The Company intends to sell Policies in all states where the Company is authorized to sell the Policies.

(36) If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

     Not Applicable

(37) (a) Furnish the following Information with respect to each instance where subsequent to January 1, 1937, any Federal or State governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded: (1) name of officer, agency or body; (2) date of denial; (3) brief statement of reason given for denial.

     Not Applicable

     (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any Federal or State governmental officer, agency or regulatory body: (1) name of officer, agency or body; (2) date of revocation; (3) brief statement of reason given for revocation.

     Not Applicable

(38) (a) Furnish a general description of the method of distribution of securities of the trust.

     The Policy issued by the Separate Account will be sold by licensed insurance agents in those states where the Policy may be lawfully sold. Such agents will also be registered representatives of a broker-dealer registered under the Securities Exchange Act of 1934 which is a member of the National Association of Securities Dealers, Inc.

     (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

     The Company intends to execute an agreement with the Principal Underwriter whereby it will distribute the Policy by executing selling agreements with other broker-dealers. The agreement will be effective on the date executed and will remain effective until terminated by either party upon sixty (60) days notice, and may not be assigned without written consent.

     (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commission, such schedules of commissions may be filed as Exhibit A(3)(c).

     See Exhibit A(3)(c)

     INFORMATION CONCERNING PRINCIPAL UNDERWRITER

(39) (a) State the form of organization of each principal underwriter of securities of the trust, the name of the State or other sovereign power under the laws of which each underwriter was organized and the date of the organization.

     Conseco Equity Sales, Inc. is a corporation organized under the laws of Texas on July 12, 1965.

     (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

     Conseco Equity Sales, Inc. is a member of the National Association of Securities Dealers, Inc.

(40) (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

     Not Applicable

     (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company: (1) the nature of such fee or participation; (2) the name of the person making payment; (3) the nature of the services rendered in consideration for such fee or participation; (4) the aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

     Not Applicable

(41) (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in named capacity, state the date of and the circumstances surrounding such cessation.

     The Company is principally engaged in the life insurance business in 49 states and the District of Columbia.
          It acts as the depositor of: Conseco Variable Annuity Account C, Conseco Variable Annuity. Account E, Conseco Variable Annuity Account F, Conseco Variable Annuity Account G, Conseco Variable Annuity Account H, Conseco Variable Annuity Account I, Conseco Fund Group, BMA Variable Life Account A, and Rydex Advisor Variable Annuity Account.

     (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

     Not Applicable

     (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

     Not Applicable

(42) Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors, or partners of such underwriter.

Not   Applicable

(43) Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

      None

     OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST.

(44) (a) Furnish the following information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

      Accumulation Values allocated to the Separate Account are invested at net asset value in the Investment Options in accordance with the selections made by the owner.

      Accumulation Values will fluctuate in accordance with investment results of the Investment Options selected. In order to determine how these fluctuations affect Accumulation Value, accumulation units are used. Every business day the Company determines the value of an accumulation unit for each of the Investment Options. The value of an accumulation unit for any given business day is determined by multiplying a factor referred to as the net investment factor times the value of an Accumulation unit for the previous business day. The net investment factor is a number that reflects the change (up or down) in an underlying Investment Option share.

      (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

      Not Applicable

      (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

      Not Applicable

(45) Furnish the following information with respect to any suspension of the redemption rights of securities issued by the trust during the three fiscal years covered by the financial statements filed herewith: (a) by whose action redemption rights were suspended; (b) the number of days' notice given to security holders prior to suspension of redemption rights;
      (c) reason for suspension (d) period during which suspension was in effect.

      Not Applicable

    REDEMPTION VALUATION OF SECURITIES OF THE TRUST

(46) (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

      (1) The source of quotations used to determine the value of portfolio securities;

      The underlying Mutual funds each calculate their own net asset values.

      (2) Whether opening, closing bid, asked or any other price is used;

      Net asset value calculated in accordance with the Fund's Prospectus.

      (3) Whether price is as of the day of sale or as of any other time;

      As of the next computed price.

      (4) a brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation);

      See Item 13 (a), above.

      (5) other items which registrant deducts from the net asset value in computing redemption value of its securities; and

      See Item 13 (a), above.

      (6) whether adjustments are made for fractions.

      Not Applicable

      (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date.

      Not Applicable

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS.

(47) Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interest in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in the underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

      The Company will maintain a position in Investment Option shares by purchasing Investment Option shares at net asset value in connection with premiums allocated to the Separate Account in accordance with instructions from the Owners and to redeem Investment Option shares at net asset value for the purposes of making Policy obligations, or making adjustments in the reserves held in the Separate Account. There are no procedures for the purchase of underlying securities or interests therein from owners who exercise surrender rights in that Owners have no direct interest therein.

       V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

(48) Furnish the following Information as to each trustee or custodian of the trust:

      (a) Name and principal business address;

      None.

      (b) Form of organization;

      Not Applicable

      (c) State or other sovereign power under the laws of which the trustee or custodian was organized;

      Not Applicable

      (d) Name of governmental supervising or examining authority.

      Not Applicable

(49) State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

      Not Applicable

(50) State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

      Not Applicable

        VI. INFORMATION CONCERNING THE INSURANCE OF HOLDERS OF SECURITIES

(51) Furnish the following information with respect to insurance holders of securities:

      (a) The name and address of the insurance company;

      Conseco Variable Insurance Company 11825 N. Pennsylvania Street Carmel, Indiana 46032

      (b) The types of policies and whether individual or group policies;

      The Policy is a flexible premium variable universal life insurance policy.

      (c) The types of risks insured and excluded;

      The Policy provides for a Death Benefit and other various benefits provided by means of riders attached to the Policy.

      (d) The coverage of the policies;

      While the Policy remains in force, it provides for a death benefit on the life of the Primary Insured.

      (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put;

      The owner designates one or more persons to be the beneficiaries of the death benefit. There are no limitations on the use of the proceeds,

      (f) The terms and manner of cancellation and of reinstatement;

      The Policy will terminate if (1) the Owner makes a total surrender of the Policy, (2) the grace period has ended, or (3) the Insureds have died. The Policy can be reinstated if the owner did not make a total surrender and if the Insured is still alive within five years after the end of the grace period. To reinstate the Policy, the Insured must provide evidence of insurability and either repay any outstanding loan and accrued interest or reinstate the loan plus interest. The Owner must pay all past due premiums.

      (g) The method of determining the amount of premiums to be paid by holders of securities;

      See Item 13(a) for information on the types of charges and methods of assessing them.

      (h) The amount of aggregate premiums paid to the Insurance Company during the last fiscal year;

      Not Applicable

      (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor;

      The Company may from time to time, enter into reinsurance treaties with other insurers whereby such insurers may agree to reimburse the Company for mortality expenses.

      (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

      Not Applicable

            VII. POLICY OF REGISTRANT

(52) (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

      The Company will not substitute another security for the underlying securities of the trust unless the Securities and Exchange Commission shall have approved such substitution.

      (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

      Not Applicable

      (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to: (1) the grounds for elimination and substitution; (2) the type of securities which may be substituted for any underlying security; (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries; (4) whether such substituted securities may be the securities of another investment company; and (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

      Not Applicable

      (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

      None

(53)  (a)State the taxable status of the trust.

      The Company is taxed as a life insurance company under the Internal Revenue Code. Since the Separate Account is not a separate entity from the Company and its operations form a part of the company, it will not be taxed separately an a "regulated investment company" under the Subchapter M of the code.

      (b)State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

      Not Applicable

           VIII. FINANCIAL AND STATISTICAL INFORMATION

(54) If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

      Not Applicable

(55) If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately 10 years prior to the date of registration or at the approximate date of organization of the trust.

      Not Applicable

(56) If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

      Not Applicable

(57) If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

      Not Applicable

(58) If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

      Not Applicable

(59)  Financial statements:

      Financial Statements of the Trust

      The financial statements have not been filed for the Separate Account. It has not yet commenced operations, has no assets or liabilities and has received no income nor incurred any expense.

      Financial Statements of the Depositor

      The financial statements of the Company will be filed by amendment.

          IX. EXHIBITS

       A. (1) Resolution of Board of directors of the Company authorizing the Separate Account.

            (2)  None

            (3)  (a) Principal Underwriter's Agreement

                 (b) Agents Agreement

                 (c) Schedules of sales commissions referred to in Item 38(c)

            (4)  None

            (5)  Flexible Premium Adjustable Variable Life Insurance Policy

            (6)  (a) Articles of Incorporation of the Company

                 (b) Bylaws of the Company

            (7)  Not Applicable

            (8)  Not Applicable

            (9)  None

            (10) Form of application

       B.   Furnish copies of each of the following:

            (1)  Not Applicable

            (2)  Not Applicable

       C.   Not Applicable

            SIGNATURE

     Pursuant to the requirements of the Investment Company Act of 1940 the depositor of the Registrant has caused this registration statement to be duly signed on behalf of the Registrant in the City of Carmel and State of Indiana on the ninth day of, 1999

     (SEAL)

          CONSECO VARIABLE LIFE ACCOUNT
          By: CONSECO VARIABLE INSURANCE COMPANY

              ----------------------------------


          By: /s/ Thomas J. Kilian
              ----------------------------------

          CONSECO VARIABLE INSURANCE COMPANY

          By: /s/ Thomas J. Kilian
              ----------------------------------


Attest:
(Name):  /s/ Karl W. Kindig
         -------------------------------
(Title): Assistant Secretary
         -------------------------------

                      INDEX TO EXHIBITS

         EX-99.A.(l)       Resolution of Board of Directors

         EX-99.A.(5)       Variable Life Insurance Policy

         EX-99.A.(6)(a)    Articles of Incorporation

         EX-99.A.(6)(b)    Bylaws

         EX-99.A.(10)      Form of Application